UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42793

ETOILES CAPITAL GROUP CO., LTD

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “EFTY”, “we,” “us” and “our” refer to Etoiles Capital Group Co., Ltd and its subsidiaries.

Departure of Independent Director

Heung Ping Wong

On August 1, 2026, Heung Ping Wong (“Mr. Wong”) resigned as an independent director, chairman of the compensation committee, and member of the audit committee and nominating and corporate governance committee of Etoiles Capital Group Co., Ltd (the “Company”). Mr. Wong has indicated his resignation is for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

Appointment of Independent Director

On August 1, 2026, the Board of Directors, Nominating and Corporate Governance Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Nancy Yang (“Ms. Yang”) as a director of the Company, with an annual compensation of HK$12,000, effective upon approval of the resolutions, until her successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Ms. Yang (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Ms. Yang will be serving on the Board of Directors as a non-employee, independent director. Ms. Yang has also been named as the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee of the Company.

The foregoing descriptions of our offer letter to Ms. Yang are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Ms. Yang and any other employees of the Company or members of the Board of Directors.

The appointment of Ms. Yang, a U.S. citizen residing in the U.S., represents a significant step in increasing the presence of U.S.-based members on the Board and strengthening the nexus between the Company and the United States.

As described in the Company’s report on Form 6-K furnished on July 8, 2026, the Company intends to restructure the Board such that approximately one-half of its members are citizens, nationals or residents of the United States. Consistent with that intention, the Board is currently identifying additional suitable candidates with a United States background for appointment to the Board.

The biographical information of Ms. Yang is set forth below:

Nancy Yang, age 35

Ms. Yang has over ten years of experience in the finance industry in the U.S. Since January 2018, Ms. Yang has been serving as director of finance at United States Veterans Initiative in Washington. From June 2016 to January 2018, Ms. Yang worked in Clover Integrations, Inc. as a business analyst. From December 2014 to June 2016, Ms. Yang worked in Commerzbank AG s a business analyst. From December 2013 to June 2014, Ms. Yang worked in Landesbank Baden-Wuerttemberg as a financial analyst. Ms. Yang received a bachelor of accounting and master of accounting from New York University in 2013. Ms. Yang is a U.S. citizen and resides in the U.S.

Exhibit No.	Description
10.1	Form of Independent Director Agreement by and between the registrant and Nancy Yang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

Date: August 3, 2026	By:	/s/ Kit Shing, CHEUNG
	Name:	Kit Shing, CHEUNG
	Title:	Director, Chief Executive Officer, and Chairman of the Board of Directors

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